Exhibit 8



Number and Minimum Qualifications of Credit Analysts and Their Supervisors

The total number of credit analysts, including analyst Supervisors, is 40. A general description of the minimum qualifications required of the credit analysts, including education level and work experience, is as follows:

- Minimum Education: Bachelor's Level Degree.
- Experience, Skills and Knowledge:
    - Strong writing and communications skills are required.
    - A high level of proficiency and comfort with all aspects of Microsoft Office applications along with Internet search ability.
    - Strong quantitative and general accounting / finance skills. Strong organizational and time management skills.
    - In addition to analytical ability, the candidate must be able to present, both written and verbally, all conclusions and answer any questions with respect to the basis for such conclusions.

The total number of credit analyst supervisors is 10. A general description of the minimum qualifications required of the credit analyst supervisors, including education level and work experience, is as follows:

- Minimum Education: Bachelor's Level Degree.
- Experience, Skills and Knowledge:
    - Experience in the applicable structured finance sector preferable, including new loan underwriting or asset management.
    - Minimum of 2 years of experience with asset-backed bonds, or asset-backed finance and loan structures, servicing functions, and lender default remedies.
    - Strong quantitative and general finance skills.
    - Strong writing and communications skills are required.
    - A high level of proficiency and comfort with all aspects of Microsoft Office applications along with Internet search ability.
    - Strong quantitative and general accounting / finance skills. Strong organizational and time management skills.
    - In addition to analytical ability, the candidate must be able to present, both written and verbally, all conclusions and answer any questions with respect to the basis for such conclusions.